Frederick W. Moran
13-D filing for ownership in the shares of OnStream Media (ONSM)

April 5, 2007

Item 1
OnStream Media Corporation
Common stock
Ticker symbol ONSM
1291 SW 29th Avenue
Pompano Beach, Florida 33069 USA

Item 2
Frederick W. Moran
615 NW 12th Street
Delray Beach, Florida 33444
561 504-9044
Stock Analyst
Stanford Group Company
5200 Town Center Circle
Boca Raton, Florida 33486
561 544-8311
Never been convicted in a criminal proceeding.
Not party to any civil proceedings in the last 5 years.
USA Citizen

Item 3
The net sale of 326,639 shares of OnStream Media's stock came from my 2,002,002 share position which was reported in my March 14, 2007 13-D filing. The OnStream stock came from my stock trading account at CitiGroup Smith Barney.
No money had been borrowed towards my original $6.6 million of purchases given that the stock is not marginable.

Item 4
The purpose of buying and selling of OnStream Media stock is capital appreciation. I plan to regularly buy and sell the shares of OnStream Media in the stock market.
There is no other purpose to my ownership of OnStream Media except capital appreciation.

Item 5
As of Wednesday, April 4, 2007, I owned 1,675,363 shares of OnStream Media in my stock account at CitiGroup Smith Barney. That represents my entire ownership stake. My trading of the stock since Monday, March 14, 2007, shrank my position owned from 2,002,002 shares. My stake now represents 6.3%
(down from 7.6%) of the 26,509,424 shares outstanding as reported on February 9, 2007 in the December 2006 Fiscal
First Quarter 10-Q filing.
I own 1,675,363 shares for which I have the sole power to vote. I personally bought and sold shares of OnStream Media in my CitiGroup Smith Barney brokerage account by placing orders via telephone over the last five months through daily purchases and sales of the shares of OnStream Media?s stock. My sales of OnStream stock since my last filing on March 14, 2007 were at prices that ranged from $2.30 to $2.62.
No person other than me, Frederick W. Moran, has the right to receive anything related to my holdings of the stock of OnStream Media Corporation.

Item 6
I have absolutely no contract, agreement, understandings or relationships with OnStream Media Corporation, its management team nor anyone related.

Item 7
I have no exhibits.